Filed pursuant to Rule 433

Registration Nos. 333-255119, 333-258728

and 333-258728-01

June 12, 2023

term SHEET

Brookfield Renewable Partners L.P.
Offering of Limited Partnership Units
and
Brookfield Renewable Corporation
Offering of Class A Exchangeable Subordinate Voting Shares

Term Sheet	June 12, 2023

Final base shelf prospectuses containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the final base shelf prospectuses, any applicable amendment thereto and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectuses, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the securities offered may have tax consequences. Such consequences for investors who are resident in or citizens of Canada may not be described fully in the final base shelf prospectuses or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuers:	Brookfield Renewable Partners L.P. (“BEP” or the “Partnership”); and Brookfield Renewable Corporation (“BEPC” or the “Corporation”).

Issue:	Public treasury offerings of limited partnership units (“Units”) of the Partnership (the “Unit Offering”) and class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of the Corporation (the “Exchangeable Share Offering” and together with the Unit Offering, the “Offerings”) for aggregate gross proceeds of US$500 million, in such amounts as the Underwriters (as hereinafter described) may determine, together with concurrent private placements to one or more subsidiaries of Brookfield Reinsurance Ltd. of Units and/or Exchangeable Shares discussed further below (the “Concurrent Private Placements”).

Issue Size:	US$650 million consisting of US$500 million to the public pursuant to the Offerings and US$150 million to one or more subsidiaries of Brookfield Reinsurance Ltd. pursuant to the Concurrent Private Placements.

Issue Prices:	US$30.35 per Unit and US$33.80 per Exchangeable Share under the Offerings.

Over-Allotment Options:	Each of the Partnership and the Corporation has granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Units and 15% of the Exchangeable Shares, as applicable, sold in the Offerings at their respective Issue Prices, exercisable for a 30-day period following the closing of the Offerings.

Concurrent Private Placements:	One or more subsidiaries of Brookfield Reinsurance Ltd. will participate in one or more private placements of Units at the Issue Price in the Unit Offering (net of underwriting commissions) concurrent with the Unit Offering and/or Exchangeable Shares at the Issue Price in the Exchangeable Share Offering concurrent with the Exchangeable Share Offering pursuant to which such subsidiaries of Brookfield Reinsurance Ltd. will acquire an aggregate of US$150 million of Units and/or Exchangeable Shares.

Use of Proceeds:	Each of the Partnership and the Company intend to use the net proceeds from the Offerings, together with the proceeds of the Concurrent Private Placements received, to fund current and future investment opportunities and for general working capital purposes.

BEP Distribution Policy:	Distributions are payable by the Partnership on a quarterly basis at the discretion of the Board of Directors of the general partner of the Partnership. The first distribution in which the purchasers of Units will be eligible to participate, if they continue to own the Units, will be payable on or about September 29, 2023, as and when declared by the Partnership’s general partner.

BEPC Dividend Policy:	Holders of Exchangeable Shares will be entitled to receive dividends as and when declared by the Board of Directors of the Corporation. It is expected that each Exchangeable Share will receive identical dividends to the distributions paid on each Unit. The first dividend in which the purchasers of the Exchangeable Shares will be eligible to participate, if they continue to own the Exchangeable Shares, will be payable on or about September 29, 2023, as and when declared by the Corporation.

Form of Offering:

The Units will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated August 20, 2021; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base prospectus dated April 8, 2021 under its U.S. registration statement on Form F-3ASR; (iii) and internationally as expressly permitted by the Partnership.

The Exchangeable Shares will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Corporation’s and the Partnership’s Canadian short form base shelf prospectus dated October 31, 2022; (ii) in the United States by way of a prospectus supplement together with the Corporation’s and the Partnership’s U.S. base prospectus dated August 20, 2021 under their U.S. registration statement on Form F-3; (iii) and internationally as expressly permitted by the Corporation and the Partnership.

Eligibility for Investment:	The Units and the Exchangeable Shares are eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs, TFSAs and FHSAs.

Listings:

The existing Units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BEP.UN” and “BEP”, respectively.

The existing Exchangeable Shares are listed on the TSX and NYSE under ticker symbol “BEPC”.

Exchange by Holders of Exchangeable Shares:	Each Exchangeable Share will be exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the Corporation).

Other Provisions:	Each of the Partnership and the Corporation has agreed with the Underwriters that neither the Partnership, the Corporation nor any of their subsidiaries will, nor will any of them announce any intention to, directly or indirectly, for a period commencing on the date hereof and ending 60 days after the respective dates of the underwriting agreements to be entered into in connection with the Offerings (the “Underwriting Agreements”), without the prior written consent of Scotiabank, BMO Capital Markets, TD Securities Inc., CIBC Capital Markets and RBC Capital Markets (collectively, the “Joint Bookrunners”), which consent shall not be unreasonably withheld, conditioned or delayed, (i) offer or sell, or enter into an agreement to offer or sell any Units, Exchangeable Shares or other securities of the Partnership or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units, Exchangeable Shares or other securities of the Partnership or the Corporation, other than in certain scenarios set forth in the Underwriting Agreements, or (ii) file or cause to be filed, or make any demand for or exercise any right to file or cause to be filed, any registration statement with respect to the registration of any Exchangeable Shares or securities convertible, exchangeable or exercisable into Exchangeable Shares, Units or other securities of the Corporation or the Partnership (other than in connection with certain scenarios set forth in the Underwriting Agreements) or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units or the Exchangeable Shares.

Trade Date:	June 13, 2023.

Bookrunners:	Scotiabank, BMO Capital Markets, TD Securities Inc., CIBC Capital Markets and RBC Capital Markets.

Closing Date:	On or about June 16, 2023.

Underwriting Fees:	4.00% on each of the Offerings.

Each of the Partnership and the Corporation has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offerings. Before you invest, you should read the prospectus in each Registration Statement and other documents that the Partnership and the Corporation have filed with the SEC for more complete information about the Partnership, the Corporation and the Offerings. The Partnership and the Corporation will also be filing a prospectus supplement relating to the Unit Offering and the Exchangeable Share Offering, as applicable, with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, BEPC, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectuses or you may request them in the United States from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, 32nd floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com; or in Canada from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416- 956-3636, or from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com.